Issuer Free Writing Prospectus, dated September 4, 2019

Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration No. 333-224698

Enable Midstream Partners, LP

Pricing Term Sheet

$550,000,000 4.150% Senior Notes due 2029

Issuer:	Enable Midstream Partners, LP

Ratings:*	Baa3 (Moody’s) / BBB- (S&P) / BBB- (Fitch)

Pricing Date:	September 4, 2019

Settlement Date:	September 13, 2019 (T+7). It is expected that delivery of the notes will be made to investors on or about September 13, 2019, which will be the seventh business day following the date hereof (such settlement being referred to as “T+7”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to two business days before delivery will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Denominations:	$2,000 x $1,000

Use of Proceeds:	The Partnership intends to use the net proceeds from this offering to fund the repayment at maturity of the $250 million aggregate principal amount of outstanding 6.25% senior notes due March 2020 (the “EOIT Senior Notes”), to repay $200 million of outstanding borrowings under its 2019 term loan agreement and to repay amounts outstanding under its commercial paper program. Pending the repayment of the EOIT Senior Notes at maturity, the Partnership intends to use such portion of the net proceeds to temporarily repay amounts outstanding under its commercial paper program.

Title:	4.150% Senior Notes due 2029

Principal Amount:	$550,000,000

Maturity Date:	September 15, 2029

Interest Payment Dates:	March 15 and September 15, commencing March 15, 2020

Benchmark Treasury:	1.625% due August 15, 2029

Benchmark Treasury Price and Yield:	101-13;1.472%

Spread to Benchmark Treasury:	T+270 bps

Coupon:	4.150%

Price to Public:	99.821%

Net Proceeds (before expenses):	$545,440,500

Yield to Maturity:	4.172%

Optional Redemption:	Redeemable at any time before June 15, 2029 in an amount equal to the principal amount plus a make-whole premium, using a discount rate of T+45 bps, plus accrued and unpaid interest. Redeemable at any time on or after June 15, 2029 in an amount equal to the principal amount plus accrued and unpaid interest.

CUSIP/ISIN:	292480 AM2 / US292480AM22

Joint Book-Running Managers:

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

MUFG Securities Americas Inc.

Barclays Capital Inc.

Credit Suisse Securities (USA) LLC

Goldman Sachs & Co. LLC

RBC Capital Markets, LLC

SunTrust Robinson Humphrey, Inc.

U.S. Bancorp Investments, Inc.

Co-Managers:	BMO Capital Markets Corp. BBVA Securities Inc. Mizuho Securities USA LLC BOK Financial Securities, Inc. KeyBanc Capital Markets Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146, J.P. Morgan Securities LLC at 1-212-834-4533 or MUFG Securities Americas Inc. at 1-877-649-6848.

This pricing term sheet supplements the preliminary prospectus supplement issued by Enable Midstream Partners, LP on September 4, 2019 relating to its prospectus dated May 7, 2018.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via Bloomberg or another email system.